12900 Automobile Blvd., Suite D

Clearwater, Florida 33762

Fax: 727-592-9402

October 31, 2006

U.S. Securities and Exchange Commission

Washington, DC 20549-7010

Att: Mail Stop 7010

Re:

BlastGard International, Inc.

Registration Statement on Form SB-2

Filed October 6, 2006

File No. 333-137858

Gentlemen:

The following is in response to your letter of comments dated October 18, 2006. The numbers beside each response correspond to the numbers in your comment letter.

1.

The Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on October 6, 2006 (the “Registration Statement”), was filed by the Company pursuant to Rule 415(a)(1)(i) solely on behalf of selling shareholders and not the Company.   The Company takes this position based on the following factors, which are set forth in Item 29 under Section D of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance. All references in the discussion that follows to the Registration Statement on Form SB-2 include the current Registration Statement (file no. 333-137858) and the recently effective Registration Statement (file no. 333-135815) as if they are one Registration Statement in light of your comments, unless otherwise noted.

A.

How long have the selling shareholders held the securities?

The securities overlying the common stock included for registration in the Registration Statement on behalf of Bushido Capital and Pierce Diversified were acquired from the Company pursuant to a Securities Purchase Agreement, dated June 22, 2006, (the “June 2006 Purchase Agreement”). W. Todd Coffin, William F. Butler, Gary Sacks and Source Capital Group acquired their securities overlying the Common Stock on June 22, 2006 as a fee in connection with the June 2006 Purchase Agreement. Steven Morse, Lester Morse and Adrienne Grody acquired their securities overlying the Common Stock in May 2006 as a legal fee in connection with the June 2006 Purchase Agreement.  Alpha Capital Aktiengesellschaft, Steven Gold, Asher Brand and TRW Holdings PTY Limited acquired their securities originally in December 2004 and in connection with a modification to the December 2004 Agreement, they received Class F Warrants in June 2006.  Patrick Doherty and the Investor Relations Group received securities overlying the Common Stock and Common Stock, respectively, pursuant to marketing and public relation agreements that were agreed to in July 2006 before the filing of the Registration Statement.

B.

What were the circumstances under which the securities were received?

The securities overlying the common stock included for registration on the Registration Statement were issued in reliance upon an exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated under that Act.  Each selling shareholder represented to us, among other things, that it purchased the securities for its own account and not with a view to or for distribution and that it was purchasing the securities in the ordinary course of its business.

C.

What is the relationship between the Company and the selling shareholders?

None of the selling shareholders were, as of the date hereof or as of the date the Registration Statement was filed, “a subsidiary of the registrant or a person of which the registrant is a subsidiary” nor were they affiliates of the Company.

The selling shareholders are not affiliates of the Company for a variety of reasons.  First, none of the selling shareholders have any ability to directly or indirectly control the actions of the Company either by contract of management or exercise of voting rights.  Furthermore, these selling shareholders do not have greater access than any other shareholder of the Company to information about the Company, its operations or its financial results and arguably our debenture investors, namely, Bushido Capital, Pierce Diversified, Alpha Capital, Steven Gold, Asher Brand, Genesis Microcap and TRW Holdings (the “Debenture Investors”), who hold substantially all the shares registered for resale, have less access in that their respective purchase agreements prohibits the Company from providing the selling shareholders with any material non-public information.

The determination as to whether a particular shareholder is an affiliate requires a factual determination based on a consideration of all relevant facts and circumstances.   Practitioners believe, and the Commission has previously indicated, that a person who does not beneficially own more than 10% of an issuer’s voting securities is not an affiliate of such issuer.  For example, Rule 10A-3(e)(1)(ii)(A) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) states that “[a] person will be deemed not to be in control of a specified person for purposes of this section if the person:

1.

Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and

2.

Is not an executive officer of the specified person.”

Rule 10A-3(e)(1)(ii)(B) further provides that the definition set forth above “only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership requirement in paragraph (e)(1)(ii)(A)(1) of this section controls or is otherwise an affiliate of a specified person.”  Thus, a shareholder may beneficially own more than 10% of any class of securities and still not be an affiliate.

Whether a shareholder beneficially owns a security is determined by Rule 13d-3(a) of the Exchange Act.  Rule 13d-3(a) provides that a beneficial owner includes: “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

1.

Voting power which includes the power to vote, or to direct the voting of, such security; and/or,

2.

Investment power which includes the power to dispose, or to direct the disposition of, such security.”

Lastly, Rule 13d-3(a) provides that a “person shall be deemed to be the beneficial owner of a security… if that person has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a)…within sixty days, including but not limited to any right to acquire…through the conversion of a security ….”

The terms of the securities overlying the shares of common stock held by the Debenture Investors  are included for resale under this prospectus prohibit the conversion and/or exercise of such securities to the extent that the conversion and/or exercise of such securities would result in any of the selling shareholders, together with their affiliates, beneficially owning in excess of 4.99% of the Company’s outstanding shares of common stock.  Each of the selling shareholders who is a Debenture Investor may, upon 61 days’ prior written notice to the Company, change the 4.99% limitation to 9.99%.  Upon such a change from such 4.99% limitation to such 9.99% limitation, the beneficial ownership limitation shall not be further waived.

As a result of this valid and effective conversion caps the selling shareholders are contractually prohibited from owning, at any one time, more than 9.99% of the Company’s common stock.

The Commission has previously upheld the position that contractual restrictions preventing shareholders from owning more than 4.99% of an issuer’s common stock also prevents such shareholders from being considered beneficial owners of more than the contractual cap on beneficial ownership in the Commission’s Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001).

As a result of the foregoing, including the Commission’s own interpretation that a contractual conversion cap is sufficient to limit beneficial ownership, none of the selling shareholders are affiliates of the Company.

Also, we want to point out that our officers and directors as a group own 58% of the outstanding shares and they are the only individuals who control our company and that none of these persons have shares registered for resale in the Registration Statement.

C.

What is the amount of shares involved?

The Company is contractually obligated, to register the selling security holders securities overlying the common stock. The total shares registered in Registration Statement, file no. 333-135815, of 5,926,669 shares represent 21% of our outstanding shares and the total shares registered in Registration Statement, file no. 333-137858 of 3,577,400 shares, represents approximately 14% of the outstanding shares, for a combined total of 35% of the outstanding shares. Further, prior to the Registration Statement, file no. 333-135815, which was filed on July 17, 2006, we have not filed a new registration statement with the Commission to attempt to register shares on behalf of selling security holders since December 20, 2004.

D.

Are the sellers in the business of underwriting securities?

Based on representations made to the Company by each of the selling shareholders in the Registration Statement, none of the selling shareholders are in the business of underwriting securities other than Source Capital Group which beneficially owns .3% of the company’s shares.  Each of the selling shareholders acquired their securities for their own accounts, not with a view to or for distribution and in the ordinary course of their business and none of the selling shareholders have any agreement or understanding with any person to distribute any of the securities sought to be registered on the Registration Statement.

E.

Are the sellers acting as a conduit for the issuer?

 The selling shareholders are not acting as a conduit for the Company.  The Company entered into valid private placements pursuant to Rule 506 and/or Section 4(2)

of the Securities Act, as amended, with each of the selling shareholders, all of which were the result of arm’s length negotiations.  As mentioned above, none of the selling shareholders were or are affiliates of the Company.  Furthermore, none of the selling shareholders are in the business of underwriting securities.

2.

In reference to the registration table and notes (n4), (n5) and (n6), the Issuer is contractually liable to issue the securities if the anti-dilution provisions are triggered by selling security holders at a price below the applicable conversion price or exercise price as the case may be. The number of shares registered pursuant to the anti-dilution provisions represents a good faith estimate of the number of shares that may be issued based upon the stock trading at a current market price of approximately $.50 per share which is well below the conversion price or exercise price of the relevant securities.

Very truly yours,

BLASTGARD INTERNATIONAL, INC.

By: /s/ Michael J. Gordon

Chief Financial Officer

and Principal Accounting Officer

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